Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 12 DATED DECEMBER 18, 2023

TO THE PROSPECTUS DATED APRIL 20, 2023

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated April 20, 2023, (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock sold in our current public offering as of January 1, 2024;
•
to disclose the calculation of our November 30, 2023 net asset value ("NAV") per share/unit for all share/unit classes;
•
to provide an update on the status of our current public offering; and,
•
to otherwise update the Prospectus;

January 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2024 (and repurchases, if applicable, as of December 31, 2023) is as follows:

Transaction Price (per share)
Class S	$20.6435
Class D	$20.6435
Class I	$20.6435
Class F-S	$20.6435
Class F-D	$20.6435
Class F-I	$20.4647
Class A-I	$20.6802
Class A-II	$20.6435
Class A-III	$20.6435

The transaction price for each of our Class F-I shares and Class A-I shares is equal to such class's NAV per share as of November 30, 2023. A detailed presentation of the NAV per share/unit is set forth below. As of November 30, 2023, we had not sold any Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, Class A-II shares, or Class A-III shares. As a result, the transaction price for each of our Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, Class A-II shares, and Class A-III shares is based on our total NAV per share as of November 30, 2023. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price, if applicable, for each share class equals the transaction price of such class.

November 30, 2023 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share is posted on our website at https://gwms.apollo.com/realtyincomesolutions and is made available on our toll-free, automated telephone line at 888-926-2688. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the NAV of our Class F-I shares, Class A-I shares, Class E shares and units of ARIS Operating Partnership L.P. (the "Operating Partnership") held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2023 ($ and shares/units in thousands):

Components of NAV	November 30, 2023
Investments in real estate	$174,004
Investments in real estate debt	270,437
Cash	124,570
Other assets	2,090
Mortgage notes at fair value, net	(35,584)
Other liabilities	(2,452)
Accrued performance participation allocation	(495)
Management fee payable	(443)
Net asset value	$532,127
Number of outstanding shares/units	25,777

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class F-I Shares	Class A-I Shares	Class E Shares	Third-party Operating Partnership Class A-I Units(1)	Third-party Operating Partnership Class E Units(1)	Total
Net asset value	$90,465	$333,417	$1,830	$105,542	$873	$532,127
Number of outstanding shares/units	4,421	16,122	88	5,104	42	25,777
NAV per share/unit as of November 30, 2023	$20.4647	$20.6802	$20.7371	$20.6802	$20.7371	$20.6435

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(1)
Includes the units of the Operating Partnership held by parties other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate and real estate debt are initially valued at cost. In the future, as we establish new values for our real estate investments, we will provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto.

Once we value more than one industrial or retail property, we will include the key assumptions for such property type.

Our total NAV presented in the following tables includes the NAV of our Class F-I shares, Class A-I shares, Class E shares and units of the Operating Partnership held by a party other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 2, 2023 ($ and shares/units in thousands):

Components of NAV	November 2, 2023
Investments in real estate	$173,919
Investments in real estate debt	226,231
Cash	166,740
Other assets	2,052
Mortgage notes at fair value, net	(35,580)
Other liabilities	(1,462)
Dividend Payable	(1,600)
Management fee payable	(420)
Accrued performance participation allocation	(434)
Net asset value	$529,446
Number of outstanding shares/units	25,780

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 2, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class F-I Shares	Class A-I shares	Class E shares	Third-party Operating Partnership Class A-I Units(1)	Third-party Operating Partnership Class E Units(1)	Total
Net asset value	$192,565	$229,761	$1,515	$104,826	$779	$529,446
Number of outstanding shares/units	9,435	11,148	73	5,086	38	25,780
NAV per share/unit as of November 2, 2023	$20.4096	$20.6098	$20.6684	$20.6098	$20.6684	$20.5368

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(1)
Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission the offer and sale of a maximum of $5.0 billion in shares of our common stock in a continuous offering (the "Offering"), consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued in the Offering approximately (i) 21,793,953 shares of our common stock (consisting of approximately 17,008,545 Class A-I shares and 4,785,408 Class F-I shares) in our primary offering for total proceeds of approximately $442.0 million million and (ii) 38,819 shares of our common stock (consisting of approximately 4,909 Class A-I shares and 33,910 Class F-I shares) pursuant to our distribution reinvestment plan for a total value of approximately $0.8 million. No other classes of shares were issued or sold in the Offering as of the date hereof. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

The following supersedes and replaces the third and fourth sentences of second paragraph of the disclosure on the cover page and the related disclosure in the Prospectus to lower the minimum founder shares subscription requirement:

During the period beginning on June 29, 2022 and ending on December 31, 2023 (the “initial founder shares offering period”), the founder shares are being offered to all investors in this offering, subject to the minimum investment requirement for each founder shares class as described herein. Following the initial founder shares offering period, the founder shares will only be offered to investors that subscribed for, or clients of a financial intermediary that in the aggregate subscribed for, founder shares (in any combination thereof) with aggregate proceeds to us of at least $50,000,000 as of January 2, 2024 (the “minimum founder shares subscription requirement”), unless such minimum founder shares subscription requirement is waived by the Dealer Manager. The minimum founder shares subscription requirement does not apply to purchases made by holders of founder shares under our distribution reinvestment plan. We reserve the right to waive the minimum founder shares subscription requirement and/or to extend the initial founder shares offering period in our sole discretion.

The following supersedes and replaces the lead in paragraph and the first bullet of the third paragraph of the disclosure under “Prospectus Summary—Q: What is the difference between the classes of shares of common stock being offered?” and the related disclosure under “Description of Capital Stock—Common Stock—Class A-I Shares” to extend the Class A-I measurement date:

Anchor shares are not being offered to all investors in this offering, but only through certain financial intermediaries identified by us whose clients initially purchase founder shares during the initial founder shares offering period and that in the aggregate subscribe for shares with minimum aggregate proceeds to us as of specified measurement dates as described below:

•

As of the first business day of any month during the period from April 1, 2023 through April 1, 2024 (the “Class A-I measurement date”), if we have issued founders shares (in any combination thereof) to clients of a financial intermediary with aggregate proceeds to us ranging from $100,000,000 to $249,999,999 (the “minimum Class A-I subscription requirement”), such financial intermediary will be identified as an “A-I Anchor Intermediary” and, effective as of the business day following the relevant Class A-I measurement date, all of the founder shares issued to clients of such intermediary will automatically be exchanged for a number of Class A-I shares with an equivalent aggregate NAV as the exchanged shares. The clients of an A-I Anchor Intermediary will be eligible to purchase additional Class A-I shares for so long as we conduct a continuous public offering, whether in this offering or any subsequent follow-on public offering and subject to the minimum investment requirement for Class A-I shares as described herein.

The following supersedes and replaces the second paragraph of the disclosure under “Management—the Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements—Expense Reimbursement”, the first three sentences of the fourth paragraph of the disclosure under "Net Asset Value Calculation and Valuation Guidelines—NAV and NAV Per Share Calculation" and the related disclosure in the Prospectus to extend the commencement of the reimbursement of our organization and offering expenses and certain of our operating expenses incurred by the Adviser:

The Adviser has agreed to advance all of our organization and offering expenses on our behalf through December 22, 2023. The Adviser has also agreed to advance certain of our operating expenses on our behalf through December 22, 2023. We will reimburse the Adviser for all such advanced expenses ratably in 60 equal monthly installments following December 22, 2024. After December 22, 2023, we will reimburse the Adviser for any organization and offering expenses and operating expenses that it incurs on our behalf.